FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of September 14, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing                Signet Group plc
shares to which voting rights are attached:

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights                           X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):  Loss of two accounts

3. Full name of person(s) subject to the notification
obligation:

Sanderson Asset Management Limited

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is crossed or reached:

13 September 2007

6. Date on which issuer notified:

14 September 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares
Class/type of     Situation previous to Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
if possible       Number of  Number of  Number of    Number of voting rights   % of voting rights
using the ISIN    Shares     Voting     shares       ix
CODE                         Rights
                             viii                    Direct  x    Indirect xi  Direct       Indirect

GB00B1HTFP68      48,164,262            52,415,919   52,415,919                3.07%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial     Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument            xiii            Period/ Date xiv          that may be acquired if    rights
                                                                the instrument is
                                                                exercised/ converted.

Total (A+B)
Number of voting rights                             % of voting rights

     52,415,919                                              3.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:                                     Sanderson Asset Management Ltd

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:                  Sanderson Asset Management Ltd ("Sanderson") acts as investment manager for the clients detailed in Question 4 above (our "
                                             Clients"). In acting for our Clients, Sanderson are given full discretion over their investments and are empowered to vote on their behalf. However, we do not act as our Clients' custodian and therefore shares are not held in our name but in the name of each Clients' custodian bank.

14. Contact name:                            Jeremy Knowles

15. Contact telephone number:                0207-468-5977

Identity of the notifier

Full name:  Mark Andrew Jenkins - Group Company Secretary

Contact address:   Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number:  0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   September 14, 2007